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                              March 28, 2022

       Anthony M. D   Iorio
       Secretary
       Crane Holdings, Co.
       100 First Stamford Place
       Stamford, CT 06902

                                                        Re: Crane Holdings, Co.
                                                            Registration
Statement on Form S-r4
                                                            Filed March 1, 2022
                                                            File No. 333-263119

       Dear Mr. D   Iorio:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-4 filed on 3/1/2022

       Principal Stockholders of Crane Co., page 98

   1. Please revise the ownership table to identify the natural person(s) that has voting and dispositive control
over the shares held by The Vanguard Group and BlackRock, Inc.
       Non-GAAP Reconciliation, page 99

   2. Please enhance your usefulness disclosure to provide a more substantive justification for why management believes
that each non-GAAP measure disclosed provides useful
                                                        information to
investors, in lieu of generic boilerplate language in the introductory section. We may have
further comment upon reviewing your response.
 Anthony M. D   Iorio
FirstName  LastNameAnthony M. D   Iorio
Crane Holdings, Co.
Comapany
March      NameCrane Holdings, Co.
       28, 2022
March2 28, 2022 Page 2
Page
FirstName LastName
Exhibits

3.       Please provide a list of the company's subsidiaries as Exhibit 21. See
Item 601 of
         Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Effie Simpson at 202-551-3346 or Claire Erlanger at 202-551-3301 if
you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6001 or Jay Ingram at 202-551-3397 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Manufacturing